Exhibit 3.1

AMENDMENT TO

ARTICLES OF INCORPORATION

OF

MERIX CORPORATION

ESTABLISHING

SERIES A PREFERRED STOCK

1. The name of the Corporation is Merix Corporation (Registry No. 391640-82).

2. Article III of the Articles of Incorporation is amended to delete the existing Article III.D. and to replace it with a new Article III.D. to read in its entirety as follows:

“D. Series A Preferred Stock

1. Designation and Amount. The shares of such series shall be designated as “Series A Preferred Stock” and the number of shares constituting such series shall be 500,000.

2. Dividends and Distributions.

(i) The holders of shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the purpose, dividends in an amount per share equal to 100 (the “Adjustment Number”) multiplied by the aggregate per share amount of all cash dividends, and the Adjustment Number multiplied by the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Stock or a subdivision of the outstanding Common Stock (by reclassification or otherwise), declared on the Common Stock, no par value, of the Corporation (the “Common Stock”) after the first issuance of any share or fraction of a share of Series A Preferred Stock.

(ii) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in subparagraph 2(i) at the same time that it declares a dividend or distribution on the Common Stock (other than a dividend payable in Common Stock).

(iii) Dividends shall not be cumulative. Unpaid dividends shall not bear interest. Dividends paid on the Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

3. Voting Rights. The holders of Series A Preferred Stock shall have the following voting rights:

(i) Each share of Series A Preferred Stock shall entitle the holder thereof to the number of votes equal to the Adjustment Number then in effect on all matters submitted to a vote of the shareholders of the Corporation.

(ii) Except as otherwise provided herein or by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

4. Certain Restrictions.

(i) Whenever dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 have not been declared or paid for any fiscal year, until all such dividends and distributions for such fiscal year on Series A Preferred Stock outstanding shall have been declared and paid in full, the Corporation shall not in such fiscal year

(a) declare or pay dividends on or make any other distributions on any shares of stock ranking junior or on a parity (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable in proportion to the total amounts to which the holders of all such shares are then entitled and, dividends or distributions payable in Common Stock;

(b) purchase or otherwise acquire for consideration any Series A Preferred Stock or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(ii) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subparagraph 4(i), purchase or otherwise acquire such shares at such time and in such manner.

5. Restriction on Issuance of Shares; Reacquired Shares. The Corporation shall not issue any Series A Preferred Stock except upon exercise of rights (the “Rights”) issued pursuant to the Rights Agreement dated as of October 16, 2007, between the Corporation and American Stock Transfer & Trust Company (the “Rights Agreement”), a copy of which is on file with the secretary of the Corporation at its principal executive office and shall be made available to shareholders of record without charge upon written request. Any Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever may be restored to the status of authorized but unissued shares after the acquisition thereof. All such shares shall upon any such restoration become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

6. Liquidation, Dissolution or Winding Up.

(i) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received the Adjustment Number multiplied by the per share amount to be distributed to holders of Common Stock, plus an amount equal to declared and unpaid dividends and distributions thereon to the date of such payment (the “Series A Liquidation Preference”). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Preferred Stock.

(ii) In the event that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank senior to or on a parity with the Series A Preferred Stock, then assets shall be distributed first to holders of any series of Preferred Stock ranking senior to the Series A Preferred Stock to the extent of their liquidation preferences and such remaining assets shall be distributed ratably to the holders of Series A Preferred Stock and such parity shares in proportion to their respective liquidation preferences.

7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the Common Stock is exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the Series A Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number multiplied by the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each common Share is changed or exchanged.

8. Anti-Dilution Adjustments to Adjustment Number. In the event the Corporation shall at any time after October 16, 2007 (the “Rights Declaration Date”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number for all purposes of this Article III.D. shall be adjusted by multiplying the Adjustment Number then in effect by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. In the event the Corporation shall at any time after the Rights Declaration Date, fix a record date for the issuance of rights, options or warrants to all holders of Common Stock entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Stock or securities convertible into Common Stock at a price per Common Stock (or having a conversion price per share, if a security convertible into Common Stock) less than the then Current Per Share Market Price of the Common Stock (as defined in Section 11(d) of the Rights Agreement) on such record date, then in each such case the Adjustment Number for all purposes of this Article III.D. shall be adjusted by multiplying the Adjustment Number then in effect by, a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible) and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Current Per Share Market Price (as defined in Section 11(d) of the Rights Agreement). In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Common Stock owned by or held for the account of the Corporation shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. In the event that such rights, options or warrants are not so issued, the Adjustment Number shall be readjusted as if such record date had not been fixed; and to the extent such rights, options or warrants are issued but not exercised prior to their expiration, the Adjustment Number shall be readjusted to be the number which would have resulted from the adjustment provided for in this paragraph 8 if only the rights, options or warrants that were exercised had been issued.

9. No Redemption. The Series A Preferred Stock shall not be redeemable at the option of the Corporation or any holder thereof. Notwithstanding the foregoing sentence, the Corporation may acquire Series A Preferred Stock in any other manner permitted by law.

10. Amendment. Subsequent to the Distribution Date (as defined in the Rights Agreement) these Articles of Incorporation shall not be further amended in any manner which would materially alter or change the preferences, limitations and relative rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding Series A Preferred Stock, voting separately as a class.

11. Fractional Shares. Series A Preferred Stock may be issued in fractions of a share in integral multiples of one one-hundredth of a share, which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.”

3. The amendment was adopted on October 16, 2007.

4. Shareholder action was not required to adopt the amendment. The amendment was adopted by the Board of Directors without shareholder action.

5. Person to contact about this filing:	Alan Talkington Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105 (415) 773-5762

Dated: October 16, 2007	MERIX CORPORATION

	By:	/s/ Kelly E. Lang
	Name:	Kelly E. Lang
	Title:	Executive Vice President, Finance and Chief Financial Officer